Exhibit 99.3

IAMGOLD CORPORATION Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual and Special Meeting to be held on Tuesday, May 4, 2021 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 5:00 p.m., Eastern Daylight Time, on Friday, April 30, 2021. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Receive Documents Electronically You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Virtually Attend the Meeting You can attend the meeting virtually by visiting the URL provided on the back of this proxy. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01PW1A

Appointment of Proxyholder I/We being holder(s) of securities of IAMGOLD Corporation (the “Corporation”) hereby appoint: Donald K. Charter, Chairman and a director of the Corporation, or failing this person, P. Gordon Stothart, President, CEO and a director of the Corporation (the “Management Nominees”) OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/IAMGold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of shareholders of the Corporation to be held online at http://web.lumiagm.com/230975554 on Tuesday, May 4, 2021 at 4:00 p.m., Eastern Daylight Time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold 01. Donald K. Charter [    ] [    ] 02. P. Gordon Stothart [    ] [    ] 03. Ronald P. Gagel [    ] [    ] 04. Richard J. Hall [    ] [    ] For Withhold 05. Timothy R. Snider [    ] [    ] 06. Deborah J. Starkman [    ] [    ] 07. Anne Marie Toutant Fold For Withhold 2. Appointment of Auditors Appointment of KPMG LLP, Chartered Accountants, as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. [    ] [    ] For Against 3. Advisory Vote on Executive Compensation Resolved, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2021 annual and special meeting of shareholders. [    ] [    ] For Against 4. Amendments to the Share Incentive Plan of the Corporation Resolved, that the shareholders approve the amendments to the share incentive plan of the Corporation, and the amended and restated share incentive plan of the Corporation, as disclosed in the Corporation’s information circular delivered in advance of the 2021 annual and special meeting of shareholders. [    ] [    ] Fold Signature of Proxyholder Signature(s) Date I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. MM / DD / YY Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. [    ] Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. [    ] If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. HTDQ 314070 AR2 01PW2B

IAMGOLD CORPORATION Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Voting Instruction Form (“VIF”) - Annual and Special Meeting to be held on Tuesday, May 4, 2021 This VIF is solicited by and on behalf of Management. Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. Fold VIFs submitted must be received by 5:00 p.m., Eastern Daylight Time, on Friday, April 30, 2021. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone. 1-866-734-VOTE (8683) Toll Free To Vote Using the Internet Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting You can attend the meeting virtually by visiting the URL provided on the back of this VIF. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose to vote using the Internet. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01PVZA

Appointment of Proxyholder I/We being holder(s) of securities of IAMGOLD Corporation (the “Corporation”) hereby appoint: Donald K. Charter, Chairman and a director of the Corporation, or failing this person, P. Gordon Stothart, President, CEO and a director of the Corporation (the “Management Nominees”) OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/IAMGold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of shareholders of the Corporation to be held online at http://web.lumiagm.com/230975554 on Tuesday, May 4, 2021 at 4:00 p.m., Eastern Daylight Time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold 01. Donald K. Charter [    ] [    ] 02. P. Gordon Stothart [    ] [    ] 03. Ronald P. Gagel [    ] [    ] 04. Richard J. Hall [    ] [    ] For Withhold 05. Timothy R. Snider [    ] [    ] 06. Deborah J. Starkman [    ] [    ] 07. Anne Marie Toutant [    ] [    ] Fold For Withhold 2. Appointment of Auditors Appointment of KPMG LLP, Chartered Accountants, as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. [    ] [    ] For Against 3. Advisory Vote on Executive Compensation Resolved, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2021 annual and special meeting of shareholders. [    ] [    ] For Against 4. Amendments to the Share Incentive Plan of the Corporation Resolved, that the shareholders approve the amendments to the share incentive plan of the Corporation, and the amended and restated share incentive plan of the Corporation, as disclosed in the Corporation’s information circular delivered in advance of the 2021 annual and special meeting of shareholders. [    ] [    ] Fold Signature of Proxyholder Signature(s) Date I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management. MM / DD / YY Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. [    ] Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. [    ] If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. HTDQ 314070 AR1 01PW0B